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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25


                                                Commission File Number 001-12338

                          NOTIFICATION OF LATE FILING
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
      (Check One):  [ ]Form 10-K  [X]Form 11-K  [ ]Form 20-F  [ ]Form 10-Q  [ ]Form N-SAR
      For Period Ended:  December 31, 1997
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[ ]Transition Report on Form 10-K                 [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F                 [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K
         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:   Vesta Insurance Group, Inc.
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Former name if applicable:

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Address of principal executive office (street and number):
                           3760 River Run Drive
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City, state and zip code:  Birmingham, Alabama  35243
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                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          |     (a)     The reasons described in reasonable detail in Part
          |             III of this form could not be eliminated without
          |             unreasonable effort or expense;
          |
          |     (b)     The subject annual report, semi-annual report,
          |             transition report on Form 10-K, 20-F, 11-K or Form N-
          |             SAR, or portion thereof will be filed on or before the
          |             15th calendar day following the prescribed due date; or
          |             the subject quarterly report or transition report on
     [X]  |             Form 10-Q, or portion thereof will be filed on or before
          |             the fifth calendar day following the prescribed due
          |             date; and
          |
          |     (c)     The accountant's statement or other exhibit required by
          |             Rule 12b-25(c) has been attached if applicable.

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Form 12b-25                                                               Page 2
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                                   PART III
                                   NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        On June 1, 1998, Vesta Insurance Group, Inc. (the "Company") announced that it had undertaken an internal investigation into accounting irregularities. On June 29, 1998, the Company announced that it had concluded its internal investigations. Although the matters which were the subject of this investigation do not directly affect the financial statements for the J. Gordon Gaines, Inc. Retirement Savings Plan (the "Plan") to be included in the Form 11-K to which this notification relates, during this time the Company's accounting staff and its independent accountants have been devoting their full attention to the matters which were the subject of the investigation. Accordingly, the Company could not have completed its preparation of the financial statements for the Plan within the time period prescribed for the filing of the Form 11-K to which this notification relates without unreasonable effort and expense.

                                    PART IV
                               OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

   Donald W. Thornton                               (205)           970-7000
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       (Name)                                    (Area Code)  (Telephone Number)


        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [ ] No

        (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Since the Financial Statement date of December 31, 1997, the Company's stock has suffered a material decline in value. The Company is in the process of evaluating whether this is an other than temporary decline and the impact, if any, it will have on the Financial Statement. For a more detailed explanation of the events giving rise to this decline in value, see Part III above and the Company's public announcements referenced therein.

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Form 12b-25                                                               Page 3
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                          Vesta Insurance Group, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 1998                       By: /s/ Donald W. Thornton
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                                              Donald W. Thornton
                                              Senior Vice President-General
                                               Counsel and Secretary


        Instruction.  The form may be signed by an executive officer of the
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registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5.  Electronic Filers.  This form shall not be used by electronic filers
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unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.